Term sheet No. 686AM
*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
underlying supplement No. 16 dated December 16, 2008,
underlying supplement No. 17 dated August 11, 2008
and product supplement AM dated August 13, 2008*

Registration Statement No. 333-137902
Dated July 1, 2009; Rule 433

Deutsche Bank

Deutsche Bank AG, London Branch

$

100% Principal Protection Notes Linked to a Basket of Components due July 23*, 2015

General

- The notes are 100% principal-protected notes (the "**notes**") that will pay a return based on the average annualized performance of an equally weighted basket (the "**Basket**") of four components. Any principal protection and payment at maturity is subject to the credit of the Issuer.
- The notes are designed for investors who are willing to forego interest and dividend payments in exchange for the potential to receive a leveraged positive return based on the average annualized performance of the Basket.
- The notes are the senior unsecured obligations of Deutsche Bank AG due July 23*, 2015.
- Denominations of $1,000 (the "**Principal Amount**") and minimum initial investments of $1,000.
- The notes are expected to price on or about July 20*, 2009 and are expected to settle three business days later on or about July 23*, 2009 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Issue Price:	100% of the Principal Amount.
Basket:	The notes are linked to an equally weighted basket consisting of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund, the iShares® Dow Jones U.S. Real Estate Index Fund and the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return (each, a "**Basket Component**" and collectively the "**Basket Components**").

Basket Component	Ticker Symbol	Component Weighting	Initial Component Level††
S&P 500® Index	SPX	25%	
iShares® MSCI Emerging Markets Index Fund	EEM	25%	
iShares® Dow Jones U.S. Real Estate Index Fund	IYR	25%	
Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return	DBLCMPUE	25%	

†† The Initial Component Levels will be set on the Trade Date.

Payment at Maturity:	At maturity, for each $1,000 Principal Amount of notes, you will receive a cash payment of $1,000 *plus* the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 Principal Amount of notes will equal $1,000 x (Basket Return x Participation Rate). The Additional Amount will not be less than $0.
Basket Return:	$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$
Participation Rate:	100%-109%. The actual Participation Rate will be set on the Trade Date.
Initial Basket Level:	100
Final Basket Level:	The Final Basket Level will equal the average of the Basket Closing Levels on each of the Annual Averaging Dates.
Basket Closing Level:	The Basket Closing Level on any day will equal: 100 x [1 + (S&P 500® Return x 25%) + (iShares® MSCI Emerging Markets Index Fund Return x 25%) + (iShares® Dow Jones U.S. Real Estate Index Fund Return x 25%) + (Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return Return x 25%)] On each day, the "**S&P 500® Return**," the "**iShares® MSCI Emerging Markets Index Fund Return,**" the "**iShares® Dow Jones U.S. Real Estate Index Fund Return**" and the "**Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return Return**" will equal the performance of the respective Basket Component, expressed as a percentage, from the respective Initial Component Level to the closing level of the respective Basket Component on such day.
Trade Date:	July 20*, 2009
Share Adjustment Factor:	Initially 1.0, subject to adjustment for certain actions affecting the iShares® MSCI Emerging Markets Index Fund and the iShares® Dow Jones U.S. Real Estate Index Fund. See "Description of Notes – Anti-dilution Adjustments for Funds" in the accompanying product supplement.
Annual Averaging Dates:	July 20*, 2010; July 20*, 2011; July 20*, 2012; July 22*, 2013; July 23*, 2014; and July 20*, 2015. Each Annual Averaging Date is subject to postponement in the event of a market disruption event and as described under "Description of Notes – Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Final Valuation Date:	July 20*, 2015, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Maturity Date:	July 23*, 2015, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
CUSIP:	2515A0 L6 8
ISIN:	US2515A0L687

* Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Annual Averaging Dates, Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page 7 in the accompanying product supplement and "Selected Risk Considerations" beginning on page TS-7 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees[1]	Minimum Proceeds to Us
Per Note	$1,000.00	$37.50	$962.50
Total	$	$	$

(1) For more detailed information about discounts and commissions and this agreement, please see "Supplemental Underwriting Information" on the last page of this term sheet. The notes will be sold with varying underwriting discounts and commissions in an amount not to exceed $37.50 per $1,000.00 of notes.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

Deutsche Bank Securities   Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement AM dated August 13, 2008, underlying supplement No. 16 dated December 11, 2008 and underlying supplement No. 17 dated August 11, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement AM dated August 13, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508176379/d424b21.pdf

    - Underlying supplement No. 17 dated August 11, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

    - Underlying supplement No. 16 dated December 11, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508254080/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any material change to the terms of the notes, and you will be asked to accept such material change in connection with your purchase of any notes. You may also choose to reject such material change, in which case we may reject your offer to purchase the notes.**

What is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The table below illustrates the Payment at Maturity (including the payment of the Additional Amount) per $1,000 Principal Amount of notes, assuming a Participation Rate of 104.5% (the actual Participation Rate will be set on the Trade Date) for a hypothetical range of Basket Returns. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Final Basket Level#	Basket Return (%)	Additional Amount ($)	Payment at Maturity ($)	Return at Maturity (%)
200.00	100.00%	$1,045.00	$2,045.00	104.50%
175.00	75.00%	$783.75	$1,783.75	78.38%
160.00	60.00%	$627.00	$1,627.00	62.70%
150.00	50.00%	$552.50	$1,522.50	52.25%
140.00	40.00%	$418.00	$1,418.00	41.80%
135.00	35.00%	$365.75	$1,365.75	36.58%
130.00	30.00%	$313.50	$1,313.50	31.35%
125.00	25.00%	$261.25	$1,261.25	26.13%
110.00	10.00%	$104.50	$1,104.50	10.45%
105.00	5.00%	$52.25	$1,052.25	5.22%
100.00	0.00%	$0.00	$1,000.00	0.00%
95.00	-5.00%	$0.00	$1,000.00	0.00%
90.00	-10.00%	$0.00	$1,000.00	0.00%
75.00	-25.00%	$0.00	$1,000.00	0.00%
50.00	-50.00%	$0.00	$1,000.00	0.00%
45.00	-55.00%	$0.00	$1,000.00	0.00%
25.00	-75.00%	$0.00	$1,000.00	0.00%
0.00	-100.00%	$0.00	$1,000.00	0.00%

The Final Basket Level represents the average of the Basket Closing Levels on the six Annual Averaging Dates.

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the returns set forth in the table above are calculated.

Example 1: The Final Basket Level of 110 is 10% above the Initial Basket Level of 100. The investor receives a Payment at Maturity of $1,104.50 per $1,000 Principal Amount of notes, representing a return of 10.45%, calculated as follows:

Payment at Maturity per $1,000 Principal Amount of notes = $1,000 + Additional Amount
= $1,000 + ($1,000 x [Basket Return x Participation Rate])
= $1,000 + ($1,000 x [10% x 104.5%])
= $1,104.50

Example 2: The Final Basket Level of 80 is 20% below the Initial Basket Level of 100.
Because the Basket Return is negative, the Additional Amount is equal to $0. Since the notes are principal protected, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount of notes, representing a return of 0%.

Payment at Maturity per $1,000 Principal Amount of notes = $1,000 + Additional Amount
= $1,000 + $0
= $1,000

Any Payment at Maturity, including any principal protection, is subject to the credit of the Issuer.

What is the Final Basket Level for Two Hypothetical Scenarios?

The tables and calculations below illustrate the determination of the Final Basket Level for two hypothetical scenarios. The scenarios illustrate how the Final Basket Level is calculated by averaging the Basket Closing Levels from the six Annual Averaging Dates. For the purposes of calculating the Basket Closing Level on a particular Annual Averaging Date, it is possible that the returns on one or more Basket Components may outweigh the returns on the other Basket Components. The Payment at Maturity assumes a Participation Rate of 104.5% (the actual Participation Rate will be determined on the Trade Date). The following results are based solely on the hypothetical examples cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Scenario 1						
Date	S&P 500® Return	Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return Return	iShares® MSCI Emerging Markets Index Fund Return	iShares® Dow Jones U.S. Real Estate Index Fund Return	Percentage Change in Basket (%)	Basket Closing Level
First Annual Averaging Date	-15%	-7%	15%	4%	-0.75%	99.25
Second Annual Averaging Date	14%	-6%	10%	20%	2.50%	102.50
Third Annual Averaging Date	25%	35%	15%	-10%	16.25%	116.25
Fourth Annual Averaging Date	20%	14%	-5%	10%	9.75%	109.75
Fifth Annual Averaging Date	30%	25%	20%	-5%	17.50%	117.50
Sixth Annual Averaging Date	2%	9%	7%	5%	5.75%	105.75
Final Basket Level	(99.25 + 102.50 + 116.25 + 109.75 + 117.50 + 105.75) / 6 = **108.50**					
Basket Return	(108.50 Final Basket Level - 100 Initial Basket Level)/ 100 Initial Basket Level = **8.50%**					
Payment at Maturity	$1,000 + ($1,000 x 8.50% Basket Return x 104.50% Participation Rate) = **$1,088.83**					

Date	S&P 500® Return	Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return Return	iShares® MSCI Emerging Markets Index Fund Return	iShares® Dow Jones U.S. Real Estate Index Fund Return	Percentage Change in Basket (%)	Basket Closing Level
			Scenario 2			
First Annual Averaging Date	-20%	-15%	-15%	0%	-12.50%	87.50
Second Annual Averaging Date	-10%	-10%	10%	10%	0.00%	100.00
Third Annual Averaging Date	-15%	-20%	0%	-10%	-11.25%	88.75
Fourth Annual Averaging Date	0%	-10%	-5%	5%	-2.50%	97.50
Fifth Annual Averaging Date	10%	0%	0%	5%	3.75%	103.75
Sixth Annual Averaging Date	20%	10%	10%	10%	12.50%	112.50
Final Basket Level	(87.50 + 100.00 + 88.75 + 97.50 + 103.75 + 112.50) / 6 = **98.33**					
Basket Return	(98.33 Final Basket Level - 100 Initial Basket Level)/ 100 Initial Basket Level = **-1.67%**					
Payment at Maturity	$1,000 + ($0 Additional Amount) = **$1,000.00**					

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** – You will be entitled to receive at least 100% of the Principal Amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO THE PERFORMANCE OF A WEIGHTED BASKET OF COMPONENTS** – The return on the notes is linked to a basket consisting of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund, the iShares® Dow Jones U.S. Real Estate Index Fund, and the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return.

The S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. *This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The S&P Indices – The S&P 500 Index" in the accompanying underlying supplement no. 17 dated August 11, 2008.*

The iShares® MSCI Emerging Markets Index Fund

The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is designed to measure equity market performance in the global emerging markets and consists of the following 25 emerging markets component country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. The iShares® MSCI Emerging Markets Index Fund trades on the NYSE under the ticker symbol "EEM." It is possible that this fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the MSCI Emerging Markets Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in this fund, the fees and expenses of the fund or due to other circumstances. *This section is a summary only of the iShares® MSCI Emerging Markets Index Fund. For more information on the iShares® MSCI Emerging Markets Index Fund, including information concerning calculation methodology and adjustment policy, please see the section entitled "The iShares Exchange Traded Funds – iShares® MSCI Emerging Markets Index Fund" in the accompanying underlying supplement no. 17 dated August 11, 2008.*

The iShares® Dow Jones U.S. Real Estate Index Fund

The iShares® Dow Jones U.S. Real Estate Index Fund is an exchange-traded fund managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the iShares® Dow Jones U.S. Real Estate Index Fund. The iShares® Dow Jones U.S. Real Estate Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the real estate sector of the U.S. equity market as measured by the Dow Jones U.S. Real Estate Index. The Dow Jones U.S. Real Estate Index consists of Real Estate Investment Trusts ("**REITs**") and other companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies. The Dow Jones U.S. Real Estate Index is calculated, published and disseminated daily by Dow Jones & Company ("**Dow Jones**"), and measures the performance of the real estate industry of the U.S. equity market, including real estate holding and developing and REITs. The iShares® Dow Jones U.S. Real Estate Index Fund trades on the NYSE under the ticker symbol "IYR." It is possible that this fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Dow Jones U.S. Real Estate Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in this fund, the fees and expenses of the fund or due to other circumstances. *This section is a summary only of the iShares® Dow Jones U.S. Real Estate Index Fund. For more information on the iShares® Dow Jones U.S. Real Estate Index Fund, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The iShares Exchange Traded Funds – iShares® Dow Jones U.S. Real Estate Index Fund" in the accompanying underlying supplement no. 17 dated August 11, 2008.*

The Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return

The return on the notes is linked to the Deutsche Bank Liquid Commodity Index — Mean Reversion Plus™ Excess Return, which is based on the Deutsche Bank Liquid Commodity Index — Mean Reversion™ Excess Return (the "**Underlying Index**"). The Underlying Index is composed of futures contracts on six commodities — crude oil, heating oil, aluminum, gold, wheat and corn. The Deutsche Bank Liquid Commodity

Index — Mean Reversion Plus™ Excess Return's closing level is calculated on an "excess return" basis and is designed to reflect a momentum strategy of investing fully or partially in the Underlying Index according to a formula that measures how the Underlying Index has performed during the previous twelve months. The Deutsche Bank Liquid Commodity Index — Mean Reversion Plus™ Excess Return is allocated between the Underlying Index and the three-month Treasury Bill rate (as detailed in underlying supplement no. 16), based on relative performance of the Underlying Index over the previous twelve months.

On June 29, 2009, the Deutsche Bank Liquid Commodity Index — Mean Reversion Plus™ Excess Return was invested (*i.e.*, its Index Weight) 50% in the Underlying Index and 50% in Treasury Bills. The Instrument Amounts for the Exchange Traded Instruments relating to the respective Index Constituents were as follows:

Index Constituent	Relevant Exchange	Instrument Amount
Crude Oil	NYMEX	31.18%
Heating Oil	NYMEX	19.09%
Aluminum	LME	11.12%
Gold	COMEX	14.69%
Corn	CBOT	11.59%
Wheat	CBOT	12.32%

For more information on the Deutsche Bank Liquid Commodity Index — Mean Reversion Plus™ Excess Return, including its calculation methodology, see "Deutsche Bank Liquid Commodity Index – Mean Reversion™ – DBLCI-MR Plus" in underlying supplement no. 16. Terms relating to the Deutsche Bank Liquid Commodity Index — Mean Reversion Plus™ Excess Return and Underlying Index used but not defined in this term sheet are defined in underlying supplement no. 16.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment on the notes until maturity. Any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the final pricing supplement for the notes, which we will file with the SEC. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of your principal, if any, that we will pay on the notes.**

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section of the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or the Basket Components or any of the component stocks or commodities underlying the Basket Components. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement AM dated August 13, 2008.

- **NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Components would have.

- **THE NOTES ARE SUBJECT TO THE ISSUER'S CREDITWORTHINESS** – An actual or anticipated downgrade in the Issuer's credit rating will likely have an adverse effect on the market value of the notes. The Payment at Maturity on the notes is subject to the creditworthiness of the Issuer.

- **THE FINAL BASKET LEVEL MAY BE LESS THAN THE BASKET CLOSING LEVEL AT VARIOUS OTHER TIMES DURING THE TERM OF THE NOTES** – Because the notes have periodic Averaging Dates over the term of the notes, the difference between the level of the Basket at maturity or at other times during the term of the notes could be particularly large, as compared to the level on each Annual Averaging Date if there is a significant increase in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the closing levels of the Basket during the term of the notes.

  For example, if the Basket Closing Level initially declines or remains relatively constant and then significantly increases above the Initial Basket Level, in the year prior to maturity, the Final Basket Level, which equals the average of the Basket Closing Levels on the Annual Averaging Dates, will be significantly lower than the actual Basket Closing Level at maturity. Similarly, if the Basket Closing Level steadily increases during the term of the notes and then steadily decreases back to its starting level by maturity, the Final Basket Level will be significantly less than the Basket Closing Level at its peak. A high closing level on one or more Annual Averaging Dates, including the Final Valuation Date, may be substantially or entirely offset by a low closing level on one or more other Annual Averaging Dates.

  Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Components, component stocks or commodities of the Basket Components or contracts related to the Basket Components for which there is an active secondary market.

- **CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER** – Price movements in the Basket Components may not correlate with each other. At a time when the levels of some of the Basket Components increase, the levels of other Basket Components may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Components.

- **ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE NOTES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE** – While the Payment at Maturity described in this term sheet is based on the full Principal Amount of your notes, the original issue price of the notes may include commissions paid to agents and will include the cost of hedging our obligations under the notes. Therefore, the value of the notes on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original issue price. The inclusion of commissions and hedging costs in the original issue price will also decrease the price, if any, at which we will be willing to purchase the notes after the Settlement Date. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

- **THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY** – The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates or agents may offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates or agents are willing to buy the notes.

- **TRADING BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES** – We and our affiliates are active participants in the equity and commodity markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more equities or commodities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material effect on the prices of the component stocks or component commodities underlying the Basket Components and consequently have an impact on the performance of the Basket, and may adversely affect the Basket Return. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, and we may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Components to which the notes are linked.

- **OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the Basket Closing Level on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the Basket;

    - the time remaining to maturity of the notes;

    - the market price for the component stocks and component commodities underlying the Basket Components;

    - the dividend rate on the component stocks underlying the Basket Components;

    - interest and yield rates in the market generally, including on the Issuer's debt, and in the markets of the component stocks underlying the Basket Components;

    - a variety of economic, financial, political, regulatory or judicial events;

    - the composition of the Basket Components and any changes to the component stocks or component commodities underlying them;

    - supply and demand for the notes; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **CURRENCY EXCHANGE RISK** – The prices of the stocks underlying the MSCI Emerging Markets Index (to which the iShares® MSCI Emerging Markets Index Fund are linked) are converted into U.S. dollars in calculating the level of the MSCI Emerging Markets Index. As a result, the holders of the notes will be exposed to currency exchange risk with respect to each of the currencies in which the equity securities underlying the MSCI Emerging Markets Index trade. Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks underlying the MSCI Emerging Markets Index and the value of your notes.

- **NON-U.S. SECURITIES MARKETS RISKS** – The stocks included in the MSCI Emerging Markets Index (to which the iShares® MSCI Emerging Markets Index Fund are linked) are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the notes.

- **EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY** – The value of the notes is subject to the political and economic risks of emerging market countries through the iShares® MSCI Emerging Markets Index Fund and the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return. The MSCI Emerging Markets Index (to which the iShares® MSCI Emerging Markets Index Fund are linked) includes companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In addition, the commodities underlying the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return may be produced in significant quantities in emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and Payment at Maturity of your notes.

- **RISKS ASSOCIATED WITH REAL ESTATE INVESTMENT TRUSTS WILL AFFECT THE VALUE OF THE NOTES** – The iShares® Dow Jones U.S. Real Estate Index Fund is composed of a variety of real estate related securities including REITs. REITs invest primarily in income producing real estate or real estate related loans or interests. Investments in REITs, though not direct investments in real estate, are still subject to the risks associated with investing in real estate. The following are some of the conditions that might impact the structure of and cash flow generated by REITs and, consequently, the value of REITs and, in turn, the Dow Jones U.S. Real Estate Index and the iShares® Dow Jones U.S. Real Estate Index Fund:

  - a decline in the value of real estate properties;

  - extended vacancies of properties;

  - increases in property and operating taxes;

  - increased competition or overbuilding;

  - a lack of available mortgage funds or other limits on accessing capital;

  - tenant bankruptcies and other credit problems;

  - limitation on rents, including decreases in market rates for rents;

  - changes in zoning laws and governmental regulations;

  - costs resulting from the clean-up of, and legal liability to third parties for damages resulting from environmental problems;

  - investments in developments that are not completed or that are subject to delays in completion;

  - risks associated with borrowing;

  - changes in interest rates;

  - casualty and condemnation losses; and

  - uninsured damages from floods, earthquakes or other natural disasters.

The factors above may either offset or magnify each other. To the extent that any of these conditions occurs, it may negatively impact a REIT's cash flow and cause a decline in the share price of a REIT, and, consequently, the iShares® Dow Jones U.S. Real Estate Index Fund. In addition, some REITs have relatively small market capitalizations, which can increase the volatility of the market price of securities issued by those REITs. Furthermore, REITs are dependent upon specialized management skills, have limited diversification and are, as a result, subject to risks inherent in operating and financing a limited number of projects. To the extent that such risks increase the volatility of the market price of securities issued by REITs, they may also, consequently, increase the volatility of the iShares® Dow Jones U.S. Real Estate Index Fund.

- **THE PERFORMANCE OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND AND iSHARES® DOW JONES U.S. REAL ESTATE INDEX FUND MAY NOT CORRELATE PERFECTLY WITH THE PERFORMANCE OF THE MSCI EMERGING MARKETS INDEX AND DOW JONES U.S. REAL ESTATE INDEX, RESPECTIVELY** – The shares of both iShares® funds are traded on NYSE Arca, Inc. (the "NYSE") and are subject to market supply and investor demand, and the market value of one share of an iShares® fund may differ from the net asset value per share of an iShares® index fund. In addition, the iShares® will reflect transaction costs and fees that are not included in the calculation of the indices to which the iShares® are linked. Because of the imperfect correlation between the performance of the iShares® and the performance of the index to which the iShares® are linked, the return on the notes will not be the same as an investment directly in the index fund or in the index or in the equity securities included in the index, and will not be the same as a debt security with a payment at maturity linked to the performance of the index.

- **ADJUSTMENTS TO THE iSHARES® MSCI EMERGING MARKETS INDEX FUND OR iSHARES® DOW JONES U.S. REAL ESTATE INDEX FUND OR TO THE INDICES TO WHICH THE iSHARES® ARE LINKED COULD ADVERSELY AFFECT THE VALUE OF THE NOTES** – Barclays Global Fund Advisors ("**BGFA**") is the investment advisor to the iShares®, which seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the indices to which the iShares® are linked. The stocks included in the MSCI Emerging Markets Index are selected by MSCI Inc. ("**MSCI**"), the publisher of the MSCI Emerging Markets Index. The stocks included in the Dow Jones U.S. Real Estate Index are selected by Dow Jones & Company ("**Dow Jones**"), the publisher of the Dow Jones U.S. Real Estate Index. The MSCI Emerging Markets Index is calculated and published by MSCI. MSCI can add, delete or substitute the stocks underlying the MSCI Emerging Markets Index, which could change the value of the MSCI Emerging Markets Index. Likewise, the Dow Jones U.S. Real Estate Index is calculated and published by Dow Jones. Dow Jones can add, delete or substitute the stocks underlying the Dow Jones U.S. Real Estate Index, which could change the value of the Dow Jones U.S. Real Estate Index. Pursuant to its investment strategy or otherwise, BGFA may add, delete, or substitute the stocks composing the iShares®. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the iShares®.

- **THE DEUTSCHE BANK LIQUID COMMODITY INDEX—MEAN REVERSION PLUS™ EXCESS RETURN MAY NOT FULLY REFLECT ANY APPRECIATION OF THE UNDERLYING INDEX AND THE MOMENTUM STRATEGY MAY NOT EFFECTIVELY PROTECT IT FROM DECLINES IN THE UNDERLYING INDEX** – The Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return takes the strategy of investing fully or partially in the Underlying Index based on the view that the Underlying Index exhibits momentum. If the Deutsche Bank Liquid Commodity

Index—Mean Reversion Plus™ Excess Return is only partially invested in the Underlying Index, the balance will be invested in the three-month Treasury Bill rate (as detailed in underlying supplement no. 16). The proportion of the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return invested in the Underlying Index, which we refer to as the "Index Weight," is determined by how well the Underlying Index has performed over the previous year, with greater weight being given to the Underlying Index's performance over recent months. We cannot guarantee that this strategy will be successful or that the assumptions on which the strategy is predicated are accurate. When the Underlying Index's performance has been negative for significant periods during the previous year, the Index Weight will be less than 100%, in which case the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return's performance will not fully reflect any subsequent appreciation of the Underlying Index. For example, the Underlying Index may experience a downward trend, leading to a reduction in the Index Weight, followed by a recovery, in which case the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return will not fully participate in the gains realized by the Underlying Index during the recovery. Likewise, if the Underlying Index has appreciated over recent periods then undergoes a sudden, significant decline, the Index Weight will be 100% or close to 100% and the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return will participate largely or fully in such decline. In such case, the momentum strategy will not effectively protect holders of the notes from the decline in the Underlying Index. Unless the Index Weight is 0%, the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return will participate at least partially in any decline in the Underlying Index.

- **LEGAL AND REGULATORY CHANGES COULD IMPAIR THE VALUES OF THE UNDERLYING COMMODITIES** – Legal and regulatory changes could adversely affect commodity prices. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to commodities is not possible to predict, but any such action could cause unexpected volatility and instability in commodity markets with a substantial and adverse effect on the performance of the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return and, consequently, the value of the notes.

- **COMMODITY PRICES MAY CHANGE UNPREDICTABLY** – Market prices of the commodities underlying the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return and the value of your notes in varying ways, and different factors may cause the values of the Underlying Index Constituents and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **THE MARKETS FOR THE UNDERLYING COMMODITIES FOR THE DEUTSCHE BANK LIQUID COMMODITY INDEX—MEAN REVERSION PLUS™ EXCESS RETURN SUFFER FROM SYSTEMIC RISKS** – Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive. Corn and wheat prices are often heavily affected by weather, crop yields, natural disasters, pestilence and technological developments, as well as government policies regarding agriculture, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs. In addition, there are many risks specific to the individual underlying commodities for the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return.

- Corn: Corn is primarily used as a livestock feed but is also processed into food and industrial products, including starches, sweeteners, corn oil, beverage and industrial alcohol, and fuel ethanol. Demand for corn is influenced by a variety of factors including the level of global livestock production, the level of human consumption of corn and corn-derived products and, in the case of demand for production into ethanol, demand for corn as the basis for ethanol. The supply of corn is dominated by the United States, China, Central and South America and the European Union.

- Wheat: Global supply of, and demand for, wheat are generally driven by global grain production, population growth and economic activity. Alternative uses for grains such as energy sources or in manufacturing also drive the prices for grains.

- Aluminum: Changes in the levels of global industrial activity and adjustments to inventory in response to changes in economic activity and/or pricing levels can cause a great deal of volatility in the demand for the aluminum. The automobile, packaging and construction sectors are particularly important to the demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

- Crude Oil: Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil's end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. West Texas Intermediate light sweet crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. We can give no assurance that the settlement price will not be more volatile than world crude oil prices generally.

- Heating Oil: Demand for heating oil depends heavily on the level of global industrial activity and the seasonal temperatures in countries throughout the world. Heating oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

- Gold: Gold prices are affected by numerous factors, including the relative strength of the U.S. dollar (in which gold prices are generally quoted) to other currencies, industrial and jewelry demand, expectations with regard to the rate of inflation, interest rates and transactions by central banks and other governmental or multinational agencies that hold gold. The market for gold bullion is global, and gold prices are affected by macroeconomic factors such as the structure of and confidence in the global monetary system and gold borrowing and lending rates.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES** – The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return and, therefore, the value of your notes.

- **HISTORICAL LEVELS OF THE BASKET AND BASKET COMPONENTS SHOULD NOT BE TAKEN AS AN INDICATION OF FUTURE PERFORMANCE OF THE BASKET AND BASKET COMPONENTS DURING THE TERM OF THE NOTES** – The actual performance of the Basket and Basket Components during the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical and retrospective calculations of the Basket and Basket Components. Publication of the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return began in June 2007. Any levels for the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return corresponding to dates prior to the date on which publication of the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return commenced were retrospectively calculated.

- **POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE WE, THE CALCULATION AGENT FOR THE NOTES, THE SPONSOR OF THE DEUTSCHE BANK LIQUID COMMODITY INDEX—MEAN REVERSION PLUS™ EXCESS RETURN AND UNDERLYING INDEX AND THE CALCULATION AGENT FOR THE INDEX AND UNDERLYING INDEX ARE THE SAME LEGAL ENTITY** – Deutsche Bank AG, London Branch is the Issuer of the notes, the Calculation Agent for the notes, the sponsor of the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return and the Underlying Index (the **"Index Sponsor"**), and the Calculation Agent for the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess

Return and the Underlying Index. We, as Calculation Agent for the notes, will determine whether there has been a Market Disruption Event or Force Majeure Event (both as defined in the product supplement) with respect to an Exchange Traded Instrument. In the event of any such event, we may use an alternate method to calculate the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return closing level, including the Initial Component Level and the Final Component Level. As the Index Sponsor, we carry out calculations necessary to promulgate the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return and Underlying Index and maintain some discretion as to how such calculations are made. In particular, the Index Sponsor has discretion in selecting among methods of how to calculate the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return or the Underlying Index in the event the regular means of determining the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return or Underlying Index is unavailable at the time such determination is scheduled to take place, and the Index Sponsor has even more discretion in the case of a Force Majeure Event relating to the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return or Underlying Index. The Index Sponsor also has discretion in selecting the futures contracts whose prices are reflected in the Underlying Index. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the notes, the Underlying Index and the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes, the Underlying Index or the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return. Because determinations made by Deutsche Bank AG, London Branch as the Calculation Agent for the notes, Index Sponsor of the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return and Underlying Index and the Calculation Agent for the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return and Underlying Index may affect the Payment at Maturity, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as a holder of the notes.

Historical Information

The following graphs show the historical performance of each of the Basket Components from June 30, 2003 through June 30, 2009. The closing level of the S&P 500® Index on June 30, 2009 was 919.32. The closing level of the iShares® MSCI Emerging Markets Index Fund on June 30, 2009 was 32.23. The closing level of the iShares® Dow Jones U.S. Real Estate Index Fund on June 30, 2009 was 32.42. The closing level of the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return on June 30, 2009 was 456.34. The fifth graph shows the retrospective performance of the Basket, calculated by setting the level of the basket on June 30, 2009 equal to 100.

Because the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return was launched in June 2007, the Index Sponsor has retrospectively calculated the levels of the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return based on actual historical commodity forward rates using the same methodology as described herein. Although the Index Sponsor believes that this retrospective calculation represents accurately and fairly how the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return would have performed before June 2007, the Deutsche Bank Liquid Commodity Index— Mean Reversion Plus™ Excess Return did not, in fact, exist before June 2007. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return was possible at any time prior to June 2007.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of each Basket Component should not be taken as an indication of future performance, and no assurance can be given as to the Final Basket Level of the Basket or Basket Return. We cannot give you assurance that the performance of the Basket will result in a positive return on your investment.**

Historical Performance of the S&P 500® Index



Source: Bloomberg

**Historical Performance of the
iShares® MSCI Emerging Markets Index Fund**



Source: Bloomberg

**Historical Performance of the
iShares® Dow Jones U.S. Real Estate Index Fund**



Source: Bloomberg

**Historical Performance of the Deutsche Bank Liquid
Commodity Index - Mean Reversion Plus™ Excess Return**



Source: Bloomberg

Historical Performance of the Basket



Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. ("**DBSI**") and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will receive a commission of up to 3.00% or $30.00 per $1,000 Principal Amount of notes in connection with the sale of the notes.

DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Principal Amount of notes. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Principal Amount of notes. Deutsche Bank AG will reimburse DBSI for such fees.

See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the notes are to be issued more than three business days after the Trade Date.